Exhibit 99.1

InflaRx N.V.

Unaudited Condensed Consolidated

Financial Statements – June 30, 2024

These unaudited condensed financial statements are consolidated financial statements for the group consisting of InflaRx N.V. and its wholly-owned subsidiaries InflaRx GmbH, Jena, Germany, and InflaRx Pharmaceuticals Inc., Ann Arbor, Michigan, United States (together, the “Group”). The financial statements are presented in euros (€).

InflaRx N.V. is a company limited by shares, incorporated and domiciled in Amsterdam, The Netherlands.

Its registered office and principal place of business is in Germany, Jena, Winzerlaer Str. 2.

Index to unaudited condensed consolidated financial statements for the three and six months ended June 30, 2024

Unaudited condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2024 and 2023	F-3
Unaudited condensed consolidated statements of financial position as of June 30, 2024 and December 31, 2023	F-4
Unaudited condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2024 and 2023	F-5
Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2024 and 2023	F-6
Notes to the unaudited condensed consolidated financial statements	F-7

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2024 and 2023

		For the three months ended June 30,		For the six months ended June 30
	Note	2024 (unaudited)	2023 (unaudited)	2024 (unaudited)	2023 (unaudited)
		(in €, except for share data)

Revenues	2	6,357	—	42,394	—
Cost of sales	3	(348,153)	—	(568,674)	—
Gross profit		(341,796)	—	(526,280)	—
Sales and marketing expenses	4	(1,828,628)	(276,051)	(3,288,167)	(276,051)
Research and development expenses	5	(10,016,870)	(10,919,595)	(17,318,680)	(25,651,503)
General and administrative expenses		(3,226,098)	(3,540,805)	(6,805,249)	(7,149,359)
Other income	6	16,730	4,882,908	53,023	12,629,096
Other expenses		—	(2,624)	—	(3,190)
Operating result		(15,396,663)	(9,856,168)	(27,885,353)	(20,451,007)
Finance income	7	848,243	1,087,011	1,754,148	1,543,047
Finance expenses	7	(8,732)	(5,052)	(10,844)	(10,580)
Foreign exchange result	7	711,411	767,646	2,535,787	(369,664)
Other financial result	7	—	(195,567)	103,285	2,241
Income taxes		—	—	—	—
Income (loss) for the period		(13,845,741)	(8,202,130)	(23,502,977)	(19,285,963)
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign currency		28,374	(330)	2,836	(17,116)
Total comprehensive income (loss)		(13,817,367)	(8,202,460)	(23,500,141)	(19,303,079)

Share information (based on income (loss) for the period)
Weighted average number of shares outstanding		58,883,272	56,985,734	58,883,272	50,912,459
Income (loss) per share (basic/diluted)		(0.24)	(0.14)	(0.40)	(0.38)

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of financial position as of June 30, 2024 and December 31, 2023

	Note	June 30, 2024 (unaudited)	December 31, 2023
		(in €)
ASSETS
Non-current assets
Property and equipment		272,446	289,577
Right-of-use assets		950,070	1,071,666
Intangible assets		44,876	68,818
Other assets	9	230,750	257,267
Financial assets	11	237,755	9,052,741
Total non-current assets		1,735,897	10,740,069
Current assets
Inventories	8	9,644,241	11,367,807
Other assets	9	4,865,751	4,036,650
Trade receivables	11	23,727	—
Tax receivables	10	1,775,404	3,791,564
Financial assets	11	55,838,699	77,504,518
Cash and cash equivalents	13	19,152,121	12,767,943
Total current assets		91,299,943	109,468,483
TOTAL ASSETS		93,035,840	120,208,552

EQUITY AND LIABILITIES
Equity
Issued capital	14	7,065,993	7,065,993
Share premium	14	334,211,338	334,211,338
Other capital reserves		43,123,867	40,050,053
Accumulated deficit		(309,630,796)	(286,127,819)
Other components of equity		7,385,002	7,382,166
Total equity		82,155,403	102,581,730
Non-current liabilities
Lease liabilities		601,195	745,716
Other liabilities	12	36,877	36,877
Total non-current liabilities		638,072	782,593
Current liabilities
Trade and other payables	11	8,544,902	11,974,362
Lease liabilities		397,475	374,329
Employee benefits		1,125,663	1,609,766
Other liabilities	12	174,325	2,885,772
Total current liabilities		10,242,365	16,844,229
Total Liabilities		10,880,437	17,626,822
TOTAL EQUITY AND LIABILITIES		93,035,840	120,208,552

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2024 and 2023

(in €, except for share data)	Note	Shares outstanding	Issued capital	Share premium	Other capital reserves	Accumulated deficit	Other components of equity	Total equity

Balance as of January 1, 2024		58,883,272	7,065,993	334,211,338	40,050,053	(286,127,819)	7,382,166	102,581,730
Loss for the period		—	—	—	—	(23,502,977)	—	(23,502,977)
Exchange differences on translation of foreign currency		—	—	—	—	—	2,836	2,836
Total comprehensive loss		—	—	—	—	(23,502,977)	2,836	(23,500,141)
Equity-settled share-based payments	15	—	—	—	3,073,814	—	—	3,073,814
Balance as of June 30, 2024*		58,883,272	7,065,993	334,211,338	43,123,867	(309,630,796)	7,385,002	82,155,403

Balance as of January 1, 2023		44,703,763	5,364,452	282,552,633	36,635,564	(243,460,290)	7,257,081	88,349,440
Loss for the period		—	—	—	—	(19,285,963)	—	(19,285,963)
Exchange differences on translation of foreign currency		—	—	—	—	—	(17,116)	(17,116)
Total comprehensive loss		—	—	—	—	(19,285,963)	(17,116)	(19,303,079)
Issuance of common shares		14,059,252	1,687,110	54,796,819	—	—	—	56,483,929
Transaction costs		—	—	(3,360,626)	—	—	—	(3,360,626)
Equity-settled share-based payments	15	—	—	—	2,239,397	—	—	2,239,397
Share options exercised		120,257	14,431	222,512	—	—	—	236,943
Balance as of June 30, 2023*		58,883,272	7,065,993	334,211,338	38,874,961	(262,746,253)	7,239,965	124,646,004

*	unaudited

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2024 and 2023

		For the six months ended June 30,
	Note	2024 (unaudited)	2023 (unaudited)
		(in €)
Operating activities
Loss for the period		(23,502,977)	(19,285,963)
Adjustments for:
Depreciation & amortization of property and equipment, right-of-use assets and intangible assets		262,932	293,328
Net finance income	7	(4,382,376)	(1,165,044)
Share-based payment expense	15	3,073,813	2,239,397
Net foreign exchange differences	7	(101,055)	(23,953)
Changes in:
Financial assets from government grants		—	(4,460,274)
Inventories	10	1,723,566	(578,705)
Trade receivables	11	(23,727)	—
Other assets	9	1,213,575	6,295,975
Employee benefits		(484,102)	(411,774)
Other liabilities	12	(2,711,447)	60,443
Liabilities from government grants received	11	—	(5,407,634)
Trade and other payables	11	(3,429,460)	213,270
Interest received	7	1,369,670	556,068
Interest paid	7	(11,048)	(10,777)
Net cash used in operating activities		(27,002,634)	(21,685,642)
Investing activities
Purchase of intangible assets, property and equipment		(28,310)	(24,673)
Purchase of current financial assets		(23,254,210)	(83,071,163)
Proceeds from the maturity of financial assets		56,221,278	55,202,491
Net cash from / (used in) investing activities		32,938,758	(27,893,346)
Financing activities
Proceeds from issuance of common shares		—	56,483,929
Transaction costs from issuance of common shares		—	(3,360,626)
Proceeds from exercise of share options	15	—	236,943
Repayment of lease liabilities		(193,053)	(184,791)
Net cash from / (used in) financing activities		(193,053)	53,175,455
Net increase in cash and cash equivalents		5,743,071	3,596,467
Effect of exchange rate changes on cash and cash equivalents		641,107	(345,862)
Cash and cash equivalents at beginning of period		12,767,943	16,265,355
Cash and cash equivalents at end of period	13	19,152,121	19,515,959

The accompanying notes are an integral part of these condensed consolidated financial statements.

InflaRx N.V. and subsidiaries

Notes to the unaudited condensed consolidated financial statements

1.	Summary of significant accounting policies and other disclosures

a)	Reporting entity and the Group’s structure

InflaRx N.V. (the “Company” or “InflaRx”) is a Dutch public company with limited liability (naamloze vennootschap) with its corporate seat in Amsterdam, the Netherlands, and is registered in the Commercial Register of the Netherlands Chamber of Commerce Business Register under CCI number 68904312. The Company’s registered office is at Winzerlaer Straße 2 in 07745 Jena, Germany. Since November 10, 2017, InflaRx N.V.’s ordinary shares have been listed on the Nasdaq Global Select Market under the symbol IFRX.

InflaRx is a biopharmaceutical company focused on applying its proprietary anti-C5a and C5aR technologies to discover, develop and commercialize first-in-class, potent and specific inhibitors of the complement activation factor known as C5a and its receptor C5aR. On April 4, 2023, the U.S. Food and Drug Administration issued an Emergency Use Authorization (the “EUA”) for GOHIBIC (vilobelimab), for the treatment of COVID-19 in critically ill, invasively mechanically ventilated hospitalized adults. These consolidated financial statements of InflaRx comprise the Company and the Group.

b)	Basis of preparation

These interim condensed consolidated financial statements for the six-month reporting period ended June 30, 2024, and 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting. These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements. Accordingly, this report is to be read in conjunction with the financial statements in the Company’s annual report for the year ended December 31, 2023 on Form 20-F.

The interim condensed consolidated financial statements were authorized for issue by the board of directors of the Company (the “Board of Directors”) on August 7, 2024.

The financial statements are presented in euros (€). The euro is the functional currency of InflaRx N.V. and InflaRx GmbH. The functional currency of InflaRx Pharmaceuticals Inc. is the U.S. dollar.

All financial information presented in euros have been rounded. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them or may deviate from other tables.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2023, except for the adoption of new standards effective as of January 1, 2024, as set out below. The Group has not adopted any other standard, interpretation or amendment that has been issued but is not yet effective early.

The following amendments were adopted effective January 1, 2024, and do not have a material impact on the consolidated financial statements of the Group:

●	Amendments to IFRS 16 Leases: Leases on Sale and Leaseback

●	Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

●	Amendments to IAS 7, Statement of Cash Flows and IFRS 7, -Supplier Finance Arrangements

The following standards issued will be adopted in a future period, and the potential impact, if any, they will have on the Group’s consolidated financial statements is being assessed:

●	Amendments to IAS 21 Effects of Changes in Foreign Exchange Rates: Lack of exchangeability

●	IFRS 18 Presentation and Disclosure in Financial Statements

2.	Revenues

	For the three months ended June 30,		For the six months ended June 30,
	2024 (unaudited)	2023 (unaudited)	2024 (unaudited)	2023 (unaudited)
	(in €)
Revenues	6,357	—	42,394	—
Total	6,357	—	42,394	—

For the three months ended June 30, 2024, the Company realized revenues from the product sales of GOHIBIC (vilobelimab) in the amount of €6 thousand. For the six months ended June 30, 2024, the Company realized revenues from GOHIBIC (vilobelimab) product sales in the amount of €42 thousand.

Revenues reported are sales to end customers (hospitals). Sales to distributors do not constitute revenue for the Company under IFRS 15. All revenues are attributed to sales made in the United States.

3.	Cost of sales

	For the three months ended June 30,		For the six months ended June 30,
	2024 (unaudited)	2023 (unaudited)	2024 (unaudited)	2023 (unaudited)
	(in €)

Cost of sales	348,153	—	568,674	—
Total	348,153	—	568,674	—

The cost of sales during the three and six months ended June 30, 2024 primarily consisted of write-downs of short-lived inventories.

4.	Sales and marketing expenses

Sales and marketing expenses incurred for the three months ended June 30, 2024 increased by €1.6 million compared to the three months ended June 30, 2023. For the six months ended June 30, 2024 these expenses increased by €3.0 million compared to the six months ended June 30, 2023. This increase is primarily due to minimal sales and marketing activities incurred during the three and six months ended June 30, 2023 due to the GOHIBIC EUA approval in 2023. Sales and marketing expenses were incurred for all of the three and six months ended June 30, 2024.

5.	Research and development expenses

Research and development expenses incurred for the three months ended June 30, 2024 decreased by €0.9 million compared to the three months ended June 30, 2023. For the six months ended June 30, 2024 these expenses decreased by €8.3 million compared to the six months ended June 30, 2023. The decrease for the three and six month ended June 30, 2024 is primarily due to higher third-party expenses incurred during the first half of 2023 in connection with the company’s efforts to develop the commercial manufacturing process, and to obtain an EUA, for GOHIBIC (vilobelimab). The decrease of third-party expenses is offset by an increase of personnel expenses by €1.2 million. This increase is attributed to higher stock-based compensation expenses.

6.	Other income

	For the three months ended June 30,		For the six months ended June 30
	2024 (unaudited)	2023 (unaudited)	2024 (unaudited)	2023 (unaudited)
	(in €)
Other income
Income from government grants	—	4,874,934	—	12,609,789
Other	16,730	7,974	53,023	19,307
Total	16,730	4,882,908	53,023	12,629,096

Other income for the three months ended June 30, 2024 amounted to €17 thousand (2023: €4.9 million) and for the six months ended June 30, 2024 amounted to €53 thousand (2023: €12.6 million). There was no income from government grants in 2024 due to the end of the grant period on June 30, 2023.

7.	Net financial result

	For the three months ended June 30,		For the six months ended June 30
	2024 (unaudited)	2023 (unaudited)	2024 (unaudited)	2023 (unaudited)
	(in €)

Interest income	848,243	1,087,011	1,754,148	1,543,047
Interest expenses	(2,056)	(363)	25	(782)
Interest on lease liabilities	(6,676)	(4,689)	(10,869)	(9,798)
Finance Result	839,511	1,081,959	1,743,304	1,532,467

Foreign exchange income	1,754,243	2,090,994	3,803,826	2,381,519
Foreign exchange expense	(1,042,832)	(1,323,348)	(1,268,039)	(2,751,183)
Foreign exchange result	711,411	767,646	2,535,787	(369,664)

Other financial result	—	(195,567)	103,285	2,241
Net financial result	1,550,922	1,654,038	4,382,376	1,165,044

Net financial result decreased by €0.1 million to a gain of €1.6 million for the three months ended June 30, 2024 from €1.7 million for the three months ended June 30, 2023. This decrease is mainly attributable to a decrease of interest income on marketable securities by €0.2 million and an increase of other financial result by €0.2 million due to no adjustment for expected credit losses recorded during the second quarter.

Net financial result increased by €3.2 million to €4.4 million for the six months ended June 30, 2024. This increase was mainly attributable to higher interest income which increased by €0.2 million, and additionally by the increase in foreign exchange result of €2.9 million.

8.	Inventory

	As of June 30, 2024 (unaudited)	As of December 31, 2023
	(in €)

Raw material and supplies	138,414	423,560
Unfinished goods	9,459,267	10,614,159
Finished goods	46,559	330,087
Total	9,644,241	11,367,807

For the three and six months ended June 30, 2024, the Group recorded write downs of finished goods of €0.1 million and €0.3 million, For the three and six months ended June 30, 2024, the Group recorded write downs of raw materials and supplies of €0.3 million and €0.3 million. These write-downs were due to the expected expiry of the shelf life. Additionally, in the six months ended June 30, 2024, unfinished inventory decreased as €1.2 million was recorded to R&D expense for use in clinical studies.

9.	Other assets

	As of June 30, 2024 (unaudited)	As of December 31, 2023
	(in €)
Non-current other assets
Prepaid expenses	230,750	257,267
Total	230,750	257,267
Current other assets
Prepayments on research & development projects	3,450,064	3,670,167
Prepaid expenses	1,113,552	272,999
Others	302,135	93,482
Total	4,865,751	4,036,648
Total other assets	5,096,501	4,293,915

As of June 30, 2024, prepayments on research and development projects amounted to €3.5 million compared to €3.7 million as of December 31, 2023, and consist of prepayments on clinical contracts, especially for INF904.

Prepaid expenses mainly consist of prepaid D&O insurance expense for the year 2024, which will be recognized into general and administrative expenses pro rata over the year.

The category “others” primarily relate to prepayments on commercial production.

10.	Tax receivable

As of June 30, 2024, tax receivable amounted to €1.8 million compared to €3.8 million as of December 31, 2023. The decrease is mainly attributable to VAT refunds for Q2 2023 and Q3 2023 received during the six months ended June 30, 2024.

11.	Financial assets and financial liabilities

Set out below is an overview of financial assets and liabilities, other than cash and cash equivalents, held by the Group as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024 (unaudited)	As of December 31, 2023
	(in €)
Financial assets at amortized cost
Trade receivables	23,727	—
Non-current financial assets	237,755	9,052,741
Thereof marketable securities	—	8,815,120
Current financial assets	55,838,699	77,504,518
Thereof marketable securities	55,398,920	76.912,342
Financial liabilities at amortized cost
Trade and other payables	8,544,902	14,716,441

As of June 30, 2024, the fair value of current and non-current financial assets (primarily quoted debt securities) amounted to €55.7 million (Level 1). The Group’s debt instruments at amortized cost consist solely of quoted securities that are graded highly by credit rating agencies such as S&P Global and, therefore, are considered low credit risk investments.

As of June 30, 2024, current and non-current financial assets decreased by €30.5 million to €56.1 million compared to €86.6 million as of December 31, 2023. The decrease is mainly due to the maturity of financial assets, and their subsequent reinvestment into interest bearing bank deposits, which are accounted for as part of cash and cash equivalents.

As of June 30, 2024, trade and other payables decreased by €6.2 million to €8.5 million compared to €14.7 million as of December 31, 2023. At December 31, 2023 the Company temporarily had higher trade payables from CDMO’s, that arose in connection with the manufacturing of commercial products.

Trade receivables arose from GOHIBIC (vilobelimab) product deliveries to end customers (hospitals) through a subsidiary of Cencora, which acts as the U.S. distributor for the Company.

12.	Other liabilities

	As of June 30, 2024 (unaudited)	As of December 31, 2023
	(in €)

Liabilities to commercial partner	—	2,784,231
Miscellaneous other liabilities	174,325	101,542
Total	174,325	2,885,773

As of June 30, 2024, a subsidiary of Cencora which acts as the U.S. distributor for the Company, returned products to the Company and the Company repaid funds previously paid by Cencora, thereby extinguishing liabilities to commercial partners.

In accordance with IFRS 15, InflaRx recognizes revenue when control of product is transferred to the end customers (hospitals). Therefore, InflaRx recognizes a liability in liabilities to commercial partner, when the product is in the distributer’s warehouse until the product is sold to an end customer. For each unit sold to the end customers, this liability is reduced with a corresponding amount recognized in revenue.

13.	Cash and cash equivalents

	As of June 30, 2024 (unaudited)	As of December 31, 2023
	(in €)
Short-term deposits
Deposits held in U.S. dollars	13,226,925	4,120,951
Deposits held in euros	3,020,000	1,020,000
Total	16,246,925	5,140,951
Cash at banks
Cash held in U.S. dollars	1,899,257	5,041,802
Cash held in euros	1,005,938	2,585,190
Total	2,905,195	7,626,991
Total cash and cash equivalents	19,152,121	12,767,942

As of June 30, 2024, cash and cash equivalents increased by €6.4 million to €19.2 million compared to €12.8 million as of December 31, 2023. The increase is mainly due to the maturity of financial assets, and their subsequent reinvestment into interest bearing bank deposits, which are classified as cash and cash equivalents.

14.	Equity

On June 30, 2023, the Company filed a form F-3 with the United States Securities and Exchange Commission (the “SEC”) with respect to the offer and sale of up to $250.0 million of securities of the Company (the “Shelf Registration Statement”).

On June 28, 2024, the Company entered into a Sales Agreement with Leerink Partners LLC, or Leerink, to sell ordinary shares of the Company from time to time through an at-the-market, or ATM, equity offering program of up to $75.0 million under which Leerink will act as sales agent. As of the date of this report, the Company had not issued any ordinary shares under such at-the-market program.

15.	Share-based payments

a)	Equity settled share-based payment arrangements

InflaRx GmbH granted options under the 2012 Stock Option Plan. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2024	2023
Outstanding as of January 1,	148,433	148,433
Exercised during the six months ended June 30	—	—
Outstanding as of June 30,	148,433	148,433
thereof vested / exercisable	148,433	148,433

Under the terms and conditions of the share option plan 2016, InflaRx GmbH granted rights to subscribe for InflaRx GmbH’s ordinary shares to directors, senior management, and key employees. Those InflaRx GmbH options were converted into options for ordinary shares of InflaRx N.V. at the time of its IPO in November 2017:

Number of share options	2024	2023
Outstanding as of January 1,	888,632	888,632
Exercised during the six months ended June 30	—	—
Outstanding as of June 30,	888,632	888,632
thereof vested / exercisable	888,632	888,632

InflaRx also granted share options under the 2017 LTIP subsequently to its IPO in November 2017. The total number of share options granted during the six months ended June 30, 2024 under the 2017 LTIP was as follows:

Number of share options	2024	2023
Outstanding as of January 1,	6,584,946	4,985,523
Granted during the six months ended June 30,	2,275,000	1,567,250
Exercised during the six months ended June 30,	-	(105,327)
Forfeited during the six months ended June 30,	(7,000)	—
Outstanding as of June 30,	8,852,946	6,447,446
thereof vested / exercisable	6,588,696	4,788,759

The number of share options granted during the six months ended June 30, 2024 under the 2017 LTIP was as follows:

Share options granted 2024	Number	Fair value per option	FX rate as of grant date	Fair value per option	Share price at grant date / Exercise price	Expected volatility	Expected life (midpoint based)	Risk-free rate (interpolated, U.S. sovereign strips curve)

January 05	2,245,000	$1.65	0.916	€1.51	$1.79	1.47	5.30-5.50	4.023%-4.025%
February 21	30,000	$1.40	0.925	€1.30	$1.51	1.47	5.50	4.308%
	2,275,000

Of the 2,275,000 options granted in the six months ended June 30, 2024 (ended June 30, 2023: 1,567,250), 1,615,000 options (June 30, 2023: 1,246,000) were granted to members of the executive management or Board of Directors.

Expected dividends are nil for all share options listed above.

b)	Share-based payment expense recognized

For the six months ended June 30, 2024, the Company has recognized €3.1 million (2023: €2.2 million) of share-based payment expense in the statements of operations and comprehensive loss.

None of the share-based payment awards were dilutive in determining earnings per share due to the Group’s loss position.

c)	Share options exercised

During the six months ended June 30, 2024, no shares (2023: 105,327) were issued upon the exercise of share options, resulting in proceeds to the Company in the amount of €0 (ended June 30, 2023: €98). All share options exercised in 2023 were granted under the 2017 LTIP.

16.	Protective foundation

According to the articles of association of the Company, up to 147,200,000 ordinary shares and up to 147,200,000 preferred shares with a nominal value of €0.12 per share are authorized to be issued. All shares are registered shares. No share certificates shall be issued.

In order to deter acquisition bids, the Company’s general meeting of shareholders approved the right of an independent foundation under Dutch law, or protective foundation, to exercise a call option pursuant to the call option agreement, upon which preferred shares will be issued by the Company to the protective foundation of up to 100% of the Company’s issued capital held by others than the protective foundation, minus one share. The protective foundation is expected to enter into a finance arrangement with a bank or, subject to applicable restrictions under Dutch law, the protective foundation may request the Company to provide, or cause the Company’s subsidiaries to provide, sufficient funding to the protective foundation to enable it to satisfy its payment obligation under the call option agreement.

These preferred shares will have both a liquidation and dividend preference over the Company’s ordinary shares and will accrue cash dividends at a pre-determined rate. The protective foundation would be expected to require the Company to cancel its preferred shares once the perceived threat to the Company and its stakeholders has been removed or sufficiently mitigated or neutralized. The Company believes that the call option does not represent a significant fair value based on a level 3 valuation since the preferred shares are restricted in use and can be cancelled by the Company.

During the six months ended June 30, 2024, the Company expensed €25 thousand (2023: €45 thousand) of ongoing costs to reimburse expenses incurred by the protective foundation.